UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PURPLE INNOVATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-4078206
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4100 North Chapel Ridge Rd., Suite 200, Lehi, Utah	84043
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:         N/A         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On September 25, 2022, the Special Committee (the “Special Committee”) of the board of directors (the “Board”) of Purple Innovation, Inc., a Delaware corporation (the “Company”), adopted a stockholder rights agreement and declared a dividend of one right (a “Right”) for each outstanding share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (together with the Class A Common Stock, the “Common Stock”), to stockholders of record at the close of business on October 6, 2022 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Company at an exercise price of $20.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a stockholder rights agreement, dated as of September 25, 2022 (the “Rights Agreement”), between the Company and Pacific Stock Transfer Company, as rights agent (and any successor rights agent, the “Rights Agent”).

The Special Committee authorized the adoption of the Rights Agreement to protect against any coercive or abusive takeover tactics, and to help ensure that the Company’s stockholders are not deprived of the opportunity to realize the full and fair value of their investment.

The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

The Rights. The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

●	the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns the Specified Percentage (as defined below) or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person) or

●	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

“Specified Percentage” shall mean 20% (twenty percent) when referring to the Beneficial Ownership of any Person.

An Acquiring Person does not include:

●	the Company or any subsidiary of the Company;

●	any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

●	any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

●	any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns the Specified Percentage or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least the Specified Percentage of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of the Specified Percentage and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of the then outstanding shares of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on September 25, 2023 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by the Company (as described below) or (c) upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of (a), (b), and (c) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Class A Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $20.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $40.00 worth of Class A Common Stock for $20.00. Assuming that Class A Common Stock had a per share value of $4.00 at that time, the holder of each valid Right would be entitled to purchase 10 shares of Class A Common Stock for $2.00.

Flip-over Event. In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

●	the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

●	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

●	the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions. Each share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of Class A Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

●	if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or

●	upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Class A Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Certificate of Designation of the Preferred Stock of the Company, dated September 26, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 27, 2022, File No. 001-37523)
4.1	Stockholder Rights Agreement, dated as of September 25, 2022, by and between the Company and Pacific Stock Transfer Company, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 27, 2022, File No. 001-37523)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PURPLE INNOVATION, INC.

Date: September 27, 2022	By:	/s/ Casey K. McGarvey
		Name:	Casey K. McGarvey
		Title:	Chief Legal Officer, Secretary